UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Results of Court Meeting and General Meeting, dated 18 October 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

18 October 2022

RECOMMENDED CASH ACQUISITION

of

MICRO FOCUS INTERNATIONAL PLC ("MICRO FOCUS")

by

OPEN TEXT CORPORATION ("OPENTEXT")

through its wholly-owned subsidiary, Open Text UK Holding Limited ("Bidco")

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Results of Court Meeting and General Meeting

On 25 August 2022, the boards of Micro Focus and OpenText announced that they had reached agreement on the terms and conditions of a recommended all cash acquisition of the entire issued, and to be issued, share capital of Micro Focus (the "Acquisition"), to be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the "Scheme").

The circular in relation to the Scheme, including the notices convening the Court Meeting and the General Meeting in connection with the Acquisition, was published on 20 September 2022 (the "Scheme Document"). Capitalised terms used in this announcement (the "Announcement") shall, unless otherwise defined, have the same meanings as set out in the Scheme Document.

Micro Focus is pleased to announce that, at the Court Meeting and General Meeting held earlier today in connection with the Acquisition:

(i)
(A)        the requisite majority of Scheme Shareholders voted to approve the Scheme at the Court Meeting; and

(ii)
(B)        the requisite majority of Micro Focus Shareholders voted to pass the Special Resolution to implement the Scheme, including the amendment of Micro Focus' articles of association, at the General Meeting.

Details of the resolutions proposed and passed are set out in the notices of the Court Meeting and the General Meeting contained in Parts X and XI (respectively) of the Scheme Document.

Voting results of the Court Meeting

The table below sets out the results of the poll conducted at the Court Meeting. Each Scheme Shareholder present (whether in person or by proxy) was entitled to one vote per Scheme Share held at the Voting Record Time.

Results of Court Meeting	Scheme Shares voted		Scheme Shareholders who voted**		No. of Scheme Shares voted as a % of the Scheme Shares eligible to be voted at the Court Meeting*
	Number	%*	Number	%*
FOR	193,236,469	99.41	253	88.77	57.45
AGAINST	1,139,294	0.59	32	11.23	0.34
TOTAL	194,375,763	100.00	285	100.00	57.79

* All percentages rounded to two decimal places.
** Where a Scheme Shareholder has cast some of their votes "for" and some of their votes "against" the resolution, such Scheme Shareholder has been counted as having voted both "for" and "against" the resolution for the purposes of determining the number of Scheme Shareholders who voted as set out in this column.

Voting results of the General Meeting

The table below sets out the results of the poll conducted at the General Meeting. Each Micro Focus Shareholder present (whether in person or by proxy) was entitled to one vote per Micro Focus Share held at the Voting Record Time.

Special Resolution	Votes FOR**		Votes AGAINST		Total votes	Votes WITHHELD***
	Number	%*	Number	%*	Number	Number
Authorisation of directors to carry the Scheme into effect and amendments to the Articles of Association	194,040,211	99.43	1,109,050	0.57	195,149,261	272,795

* All percentages rounded to two decimal places.

** Includes discretionary votes.

*** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'For' or 'Against' the Special Resolution.

The total number of Micro Focus Shares in issue at the Voting Record Time was 365,100,142 shares and 28,737,330 shares were held in treasury. Consequently, the total number of voting rights in Micro Focus as at the Voting Record Time were 336,362,812.

A copy of the Special Resolution passed at the General Meeting as well as the amended Articles of Association adopted at the General Meeting will shortly be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Expected Timetable

The outcome of today's Court Meeting and General Meeting means that Conditions 2.1(A) and 2.1(B) (as set out in Part III of the Scheme Document) have been satisfied. The Scheme remains subject to the satisfaction or (where applicable) waiver of the remaining Conditions and further terms set out in the Scheme Document, including the Court sanctioning the Scheme at the Court Sanction Hearing and the delivery of a copy of the Court Order to the Registrar of Companies.

The expected timetable of principal events is set out below. The dates are indicative only and are subject to change. The dates will depend, among other things, on the date on which: (i) the Conditions are satisfied or, if applicable, waived; (ii) the Court sanctions the Scheme; and (iii) the Court Order is delivered to the Registrar of Companies. The Court Sanction Hearing is currently expected to be held during Q1 of 2023.

Micro Focus will give adequate notice of all of these dates and times, when known, by issuing an announcement through a Regulatory Information Service, with such announcement being made available on Micro Focus' website at https://www.microfocus.com/en-us/investors. Any revisions or changes to the dates set out in the Scheme Document will be notified in the same way.

Event	Time and/or date(1)
Court Sanction Hearing	a date (following the Meetings) after the satisfaction (or, if applicable, waiver) of the Conditions (other than Condition 2.1(C)) ("D")
Last day for dealings in, and for the registration of transfer of, Micro Focus Shares	D+1 Business Day
Last day for dealings in, and for the registration of transfer of, Micro Focus ADSs	D+1 Business Day
Scheme Record Time	6.00 p.m. on D+1 Business Day
Disablement of CREST in respect of Micro Focus Shares	6.00 p.m. on D+1 Business Day
Suspension of dealings in Micro Focus Shares	by 7.30 a.m. on D+2 Business Days
Suspension of trading in Micro Focus ADSs	D+2 Business Days
Effective Date of the Scheme	D+2 Business Days (2)
Cancellation of listing of Micro Focus Shares from the LSE	by 7.30 a.m. on D+3 Business Days
Delisting of Micro Focus ADSs from the NYSE	10 days after the Effective Date
Latest date for despatch of cheques and crediting of CREST accounts for cash consideration due under the Scheme	within 14 days of the Effective Date
Payment to Micro Focus ADS Holders by the Depositary	Following receipt of funds by the Depositary pursuant to the above step
Long Stop Date	31 May 2023 (3)
(1)           The dates and times given are indicative only and are based on current expectations and are subject to change.

References to time are to London, United Kingdom time unless otherwise stated. If any of the times and/or dates above change, the revised times and/or dates will be notified to Micro Focus Shareholders by announcement through a Regulatory Information Service.
Participants in the Micro Focus Share Plans have been contacted separately to inform them of the effect of the Scheme on their rights under the Micro Focus Share Plans, including details of any dates and times relevant to them.
    (2)          OpenText expects that, subject to the satisfaction (or, where applicable, waiver) of the Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of the Scheme Document, the Scheme will become Effective during the first quarter of 2023.

(3)           This is the latest date by which the Scheme may become Effective. However, the Long Stop Date may be extended to such later date as may be agreed by Micro Focus and OpenText (with the Panel's consent and as the Court may approve (if such consent and/or approval is required)) or if the Panel requires an extension to the Long Stop Date pending final determination of an issue under section 3(g) of Appendix 7 of the Takeover Code.

Enquiries:

Micro Focus Stephen Murdoch, CEO Matt Ashley, CFO Ben Donnelly, Investor Relations	+44 (0) 1635 32646 Investors@microfocus.com
Goldman Sachs International (Lead financial adviser to Micro Focus) Jung Min Nicholas van den Arend Nick Harper	+44 (0) 20 7774 1000
Numis Securities Limited (Financial adviser and corporate broker to Micro Focus) Simon Willis Joshua Hughes Havish Patel	+44 (0) 20 7260 1000
Jefferies International Limited (Financial adviser and corporate broker to Micro Focus) Sam Barnett Philip Noblet	+44 (0) 20 7029 8000
Brunswick (PR Adviser to Micro Focus) Sarah West Jonathan Glass	+44 (0) 20 7404 5959 microfocus@brunswickgroup.com
OpenText Harry Blount, SVP, Investor Relations	+1 415 963 0825
Barclays Bank PLC, acting through its Investment Bank (Sole financial adviser to OpenText and Bidco) Omar Faruqui Bruce Rothney Steven Markovich Michael Keslosky Darren Johnson	+44 (0) 20 7623 2323

Slaughter and May and Cravath, Swaine & Moore LLP are acting as legal advisers to Micro Focus.

Allen & Overy LLP and Cleary Gottlieb Steen & Hamilton LLP are acting as legal advisers to OpenText and Bidco.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Micro Focus in any jurisdiction in contravention of applicable law.

The Acquisition will be implemented solely by means of the Scheme Document (or, if the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer document), which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition.  Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document (or, if the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer document).

This Announcement does not constitute a prospectus, prospectus equivalent document or an exempted document.

Important notices relating to financial advisers

Barclays Bank PLC, acting through its Investment Bank, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for OpenText and Bidco and no one else in connection with the matters described in this Announcement and will not be responsible to anyone other than OpenText and Bidco for providing advice in relation to the Acquisition or any other matter referred to in this Announcement.

Goldman Sachs International ("Goldman Sachs"), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the matters referred to in this Announcement. No representation or warranty, express or implied, is made by Goldman Sachs as to the contents of this Announcement.

Numis Securities Limited ("Numis"), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and the contents of this Announcement and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Numis nor for providing advice in relation to the Acquisition, the contents of this Announcement, or any matters referred to herein. Neither Numis nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Numis in connection with this Announcement, any statement contained herein or otherwise.

Jefferies International Limited ("Jefferies"), which is regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Micro Focus and no one else in connection with the matters set out in this Announcement. In connection with such matters, Jefferies will not regard any other person as its client and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Jefferies or for providing advice in relation to the contents of this Announcement or any other matter referred to herein. Neither Jefferies nor any of its subsidiaries, affiliates or branches owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this Announcement, any statement contained herein or otherwise.

Overseas Shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are not resident in the UK or who are subject to the laws of any jurisdiction other than the UK (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the UK or who are subject to the laws of another jurisdiction to participate in the Acquisition or to vote their Micro Focus Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws or regulations in that jurisdiction. To the fullest extent permitted by applicable law or regulations, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by OpenText or required by the Code, and permitted by applicable law and regulation, the Acquisition shall not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

The Acquisition will be subject to the applicable requirements of English law, the Code, the Panel, the London Stock Exchange and the FCA.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws or regulations of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the Acquisition.

Additional information for U.S. investors

U.S. shareholders (and Micro Focus ADS Holders) should note that the Acquisition relates to an offer for the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and is being made by means of a scheme of arrangement provided for under English company law. The Acquisition, implemented by way of a scheme of arrangement, is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act, as amended. Accordingly, the Acquisition is subject to the procedural and disclosure requirements, rules and practices applicable to a scheme of arrangement involving a target company in the UK listed on the London Stock Exchange, which differ from the requirements of the U.S. tender offer and proxy solicitation rules. If, in the future, OpenText exercises its right to implement the Acquisition by way of a Takeover Offer and determines to extend the Takeover Offer into the United States, the Acquisition will be made in compliance with applicable U.S. securities laws and regulations, including Sections 14(d) and 14(e) of the U.S. Exchange Act and Regulation 14D and 14E thereunder. Such a Takeover Offer would be made in the United States by OpenText and/or Bidco (a wholly-owned subsidiary of OpenText) and no one else.

The financial information with respect to Micro Focus included in this Announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. GAAP.

It may be difficult for U.S. shareholders and Micro Focus ADS Holders to enforce their rights and any claims they may have arising under the U.S. federal securities laws in connection with the Acquisition, since Micro Focus, OpenText and Bidco are each located in a country other than the United States, and some or all of their respective officers and directors may be residents of countries other than the United States. U.S. shareholders and Micro Focus ADS Holders may not be able to sue Micro Focus, OpenText, Bidco or their respective officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel Micro Focus, OpenText or Bidco and their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

The receipt of cash pursuant to the Scheme by U.S. shareholders (and Micro Focus ADS Holders) as consideration for the cancellation of its Micro Focus shares pursuant to the Scheme may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Micro Focus Shareholder (including U.S. shareholders) and Micro Focus ADS Holder is urged to consult their independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable U.S. federal, state and local, as well as foreign and other, tax laws.

Micro Focus is currently subject to the informational requirements of the U.S. Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by Micro Focus with the SEC may be obtained free or charge from the SEC's website at www.sec.gov.

Neither the SEC nor any U.S. state securities commission has approved, disproved or passed judgment upon the fairness or the merits of the Acquisition or determined if this Announcement is adequate, accurate or complete. Any representation to the contrary is a criminal offence in the U.S.

In accordance with normal United Kingdom practice and pursuant to Rule 14e-5(b) of the U.S. Exchange Act (if applicable), OpenText, Bidco, certain affiliated companies and their nominees or brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, shares or other securities of Micro Focus outside of the United States, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. If such purchases or arrangements to purchase were to be made, they would occur either in the open market at prevailing prices or in private transactions at negotiated prices and would comply with applicable law, including the U.S. Exchange Act. Any information about such purchases or arrangements to purchase will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Forward-looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by OpenText, Bidco and Micro Focus contain statements which are, or may be deemed to be, "forward-looking statements". All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on assumptions, expectations, valuations, targets, estimates, forecasts and projections of OpenText, Bidco and Micro Focus about future events, and are therefore subject to risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Acquisition on the OpenText Group, the Micro Focus Group and the Enlarged Group, the expected timing and scope of the Acquisition and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "budget", "targets", "aims", "scheduled", "estimates", "forecast", "intends", "anticipates", "seeks", "prospects", "potential", "possible", "assume" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. OpenText, Bidco and Micro Focus give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risks (known and unknown) and uncertainties (and other factors that are in many cases beyond the control of OpenText, Bidco and/or Micro Focus) because they relate to events and depend on circumstances that may or may not occur in the future.

There are a number of factors that could affect the future operations of the OpenText Group, the Micro Focus Group and/or the Enlarged Group and that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction (or, where permitted, waiver) of the Conditions, as well as additional factors, such as: domestic and global business and economic conditions; the impact of the Covid-19 pandemic or other pandemics, asset prices; market-related risks such as fluctuations in interest rates and exchange rates, industry trends, competition, changes in government and regulation, changes in the policies and actions of governments and/or regulatory authorities (including changes related to capital and tax), changes in political and economic stability (including exposures to terrorist activities, the UK's exit from the European Union, Eurozone instability, the Russia-Ukraine conflict, disruption in business operations due to reorganisation activities, interest rate, inflation, deflation and currency fluctuations), the timing impact and other uncertainties of future or planned acquisitions or disposals or offers, the inability of the Enlarged Group to realise successfully any anticipated synergy benefits when the Acquisition is implemented (including changes to the board and/or employee composition of the Enlarged Group), the inability of the OpenText Group to integrate successfully the Micro Focus Group's operations and programmes when the Acquisition is implemented, the Enlarged Group incurring and/or experiencing unanticipated costs and/or delays (including IT system failures, cyber-crime, fraud and pension scheme liabilities), or difficulties relating to the Acquisition when the Acquisition is implemented. Other unknown or unpredictable factors could affect future operations and/or cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Each forward-looking statement speaks only as of the date of this Announcement. Neither OpenText Group nor Micro Focus Group, nor any of their respective associates or directors, officers or advisers, provides any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Readers are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Code, the UK Market Abuse Regulation and the Disclosure Guidance and Transparency Rules), neither the OpenText Group nor the Micro Focus Group is under or undertakes any obligation, and each of the foregoing expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or estimates or quantified financial benefits statements

Nothing in this Announcement is intended, or is to be construed, as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per share for OpenText or Micro Focus for the current or future financial years, will necessarily match or exceed the historical published earnings or earnings per share for OpenText or Micro Focus, as appropriate.

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the Announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. on the tenth business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. on the tenth business day following the Announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror before the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Electronic communications

Please be aware that addresses, electronic addresses and certain information provided by Micro Focus Shareholders, persons with information rights and other relevant persons for the receipt of communications from Micro Focus may be provided to OpenText and/or Bidco during the Offer Period as required under section 4 of Appendix 4 to the Code to comply with Rule 2.11(c) of the Code.

Publication on a website

This Announcement and the documents required to be published pursuant to Rule 26 of the Code will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on OpenText's website at https://investors.opentext.com/ and on Micro Focus's website at https://www.microfocus.com/en-us/investors by no later than 12 noon (London time) on the Business Day following the publication of this Announcement. Neither the content of any of the websites referred to in this Announcement nor the content of any website accessible from hyperlinks in this Announcement is incorporated into, or forms part of, this Announcement.

Right to request hard copies

Micro Focus Shareholders may, subject to applicable securities laws, request a hard copy of this Announcement (and any information incorporated into it by reference to another source) by contacting Micro Focus's registrars, Equiniti, between 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (excluding public holidays in England and Wales) on 0371 384 2734 (textphone for shareholders with hearing difficulties 0371 384 255) within the United Kingdom or on +44 (0)121 415 0804 from overseas, or by submitting a request in writing to Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom, with an address to which the hard copy may be sent. Calls are charged at the standard geographic rate and will vary by provider. For persons who receive a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested. Micro Focus Shareholders may, subject to applicable securities laws, also request that all future documents, announcements and information to be sent in relation to the Acquisition should be in hard copy form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 October 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer